EXHIBIT 12

IKON RECEIVABLES FUNDING, LLC

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended September 30
	2003	2002
Earnings
Income before income taxes	$62,854	$20,201
Add:
Fixed charges	30,600	8,323

Earnings, as adjusted (A)	$93,454	$28,524

Fixed charges
Other interest expense, including interest on capital leases (B)	$30,600	$8,323

Ratio of earnings to fixed charges (A) divided by (B)	3.1	3.4